FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Dated July 8, 2011

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit (publ)
Swedish Export Credit Corporation
(Translation of Registrant’s Name into English)

Klarabergsviadukten 61-63
P.O. Box 194
SE-101 23 Stockholm
Sweden
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

New Board Members Take Office at SEK

Stockholm, 8 July 2011 – Aktiebolaget Svensk Exportkredit (“SEK” or “the Company”) has announced the appointment of two new members of its Board of Directors.  Ms. Ulla Nilsson and Mr. Åke Svensson were each nominated by the Swedish Ministry of Finance, and elected by SEK’s sole shareholder, the Swedish State, at an Extraordinary General Meeting of the Company on July 8th.

The SEK Board now consists of the following eight directors:

Name	Age	Position
Lars-Linder Aronson	57	Chairman of the Board and Director
Cecilia Ardström	46	Director
Jan Belfrage	66	Director
Ulla Nilsson	59	Director
Lotta Mellström	40	Director
Jan Roxendal	57	Director
Åke Svensson	59	Director
Eva Walder	59	Director

Brief biographies of each of the new directors follow:

Ms. Nilsson has served in a number of senior positions with Skandinaviska Enskilda Banken AB, including as Global Head of SEB Futures in London, Chairman of Enskilda Futures Limited in London, Head of Fixed Income Trading in Sweden, Head of Trading and Capital Markets in Singapore and Head of Treasury in Luxembourg.  Prior to joining SEB, Ms. Nilsson worked at Skånska Banken.

Mr. Svensson is currently the Chief Executive Officer of Teknikföretagen, having previously enjoyed a long and distinguished career at Saab AB, where he served as Chief Executive Officer from 2003 to 2010.  Mr. Svensson also serves as a director of Saab AB, Parker Hannifin Corp., IVA, and the Royal Swedish Academy of Engineering Sciences.

In accordance with SEK’s Articles of Association, each of the directors will serve for an initial term that will end at the time of SEK’s next Annual General Meeting.

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 8, 2011

AB Svensk Exportkredit (publ)

(Swedish Export Credit Corporation)

By:	/s/ Jane Lundgren Ericsson

Jane Lundgren Ericsson Executive Director and Deputy COO